Exhibit 99.2

PARAZERO TECHNOLOGIES LTD.’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2026

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 6-K and our Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”).

Unless the context requires otherwise, the terms “ParaZero,” “we,” “us,” “our,” “the Company,” and similar designations refer to ParaZero Technologies Ltd. References to “ordinary shares”, “warrants” and “share capital” refer to the ordinary shares, warrants and share capital, respectively, of ParaZero.

References to “U.S. dollars” and “$” are to currency of the United States of America. References to “ordinary shares” are to our ordinary shares, par value NIS 0.02 per share. Our financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods.

Forward Looking Statements

Certain information included or incorporated by reference in this Report on Form 6-K may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our limited operating history;

●	our current and future capital requirements and our belief that our existing cash will be sufficient to fund our operations for more than one year from the date that the financial statements are issued;

●	our ability to obtain necessary regulatory approvals from governmental agencies, or limitations put on the use of small unmanned aerial systems (“UASs”) in response to public privacy concerns;

●	our ability to manufacture, market and sell our products and to generate revenues;

●	our ability to maintain our relationships with key partners and grow relationships with new partners;

●	our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations and new market segments;

●	our ability to retain key executive members and hire additional personnel;

●	our ability to maintain and expand intellectual property rights;

●	interpretations of current laws and the passages of future laws;

●	our ability to achieve greater regulatory compliance needed in existing and new markets;

●	the overall demand for drone safety systems and counter unmanned aerial systems;

●	our ability to achieve key performance milestones in our planned operational testing;

●	our ability to establish adequate sales, marketing and distribution channels;

●	acceptance of our business model by investors;

●	changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements and the impact of such policies on us, our customers and suppliers, and the global economic environment

●	the fact that we conduct business in multiple foreign jurisdictions, exposing us to foreign currency exchange rate fluctuations, logistical and communications challenges, burdens and costs of compliance with foreign laws and political and economic instability in each jurisdiction;

●	adverse federal, state and local government regulation, in the United States, Europe or Israel and other foreign jurisdictions;

●	our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market

●	security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel; and

●	those factors referred to under the headings “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report, as well as in our Annual Report generally.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in the Annual Report in greater detail under the heading “Risk Factors” and elsewhere in the Annual Report. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Report on Form 6-K.

Risk Factors

There are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2025.

Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements and the related notes included in our Annual Report, as well as our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2026, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in U.S. dollars, except as otherwise noted.

Overview

ParaZero Technologies Ltd. is an Israel-based aerospace and defense technology company focused on safety, protection, and mitigation solutions for unmanned aerial systems, or UAS. We were founded in 2014 with the objective of enabling the safe and scalable integration of drones into regulated airspace and sensitive operational environments.

Our technological foundation is rooted in aerospace-grade engineering, autonomous safety mechanisms, and real-time flight monitoring systems. Since our inception, we have focused on addressing one of the key barriers to drone adoption: the risk posed to people, property, and critical infrastructure in the event of system failure or loss of control.

Over time, we have developed a portfolio of proprietary technologies designed to autonomously respond to emergency scenarios. This legacy of safety-centric design, operational data, and field deployment experience has positioned us to expand beyond commercial applications into defense and security-oriented markets, applying the same patent technology to create counter-UAS, or C-UAS solutions, also known as anti-drone solutions.

The rapid adoption of UAS technologies in recent years has also introduced significant security challenges. UAS technology is now easily accessible not only to militaries around the world but also to non-state entities, criminal organizations, and individuals with malicious intent.

After years of saving numerous unmanned and manned aerial systems, we applied our innovative, patent-protected technology in order to lead the battle against hostile drones. We believe that our technology solutions leverage a distinct technology portfolio protected by global patents that were developed over the course of more than a decade. We believe that this technology portfolio enables us to effectively counteract various threats posed by drones by rapidly developing bespoke C-UAS solutions for key clientele. Recent international conflicts have highlighted the extensive use of drones in various attacks and the critical necessity to counteract these strikes promptly with minimal damage as well as deliver critical supplies in high-risk operational zones. We have commenced development of dedicated solutions based on our technology.

Recent Commercial Milestones

During the six months ended June 30, 2026, and subsequent thereto, we continued to expand the commercial adoption of our DefendAir™ counter-UAS solutions across defense, security, and critical infrastructure markets.

In January 2026, we received our first purchase order from a major Israeli defense entity for the DefendAir solution. During the same month, we expanded our European presence through a new reseller agreement and an initial DefendAir order from a second key NATO country, and secured an additional order from a major global defense corporation.

In February 2026, we received an additional DefendAir order from a second branch of an Israeli defense entity. The order included specialized net-launching systems, interception pods compatible with handheld, stationary and drone-mounted configurations, and a comprehensive training package designed to support operational readiness and deployment.

In March 2026, we received a new purchase order from an Israeli defense entity that included an evaluation kit, net pods, live exercises and training services to support rapid operational deployment and maximize readiness.

During April 2026, we secured multiple orders for DefendAir products, including an order valued at more than $650,000 from a Tier-1 international drone interception company, a follow-on order from an Israeli defense entity, and an additional follow-on order for DefendAir systems, including personal net launchers, net pods and training services.

In May 2026, we expanded our manufacturing capabilities and secured a full-scale production capacity to support increasing demand for DefendAir counter-drone systems.

In June 2026, we received our first DefendAir order from a U.S.-based Tier-1 defense corporation, entered into two new Israeli integration agreements for DefendAir net pods to be incorporated into autonomous counter-UAS platforms, and received an additional net pod order from a second business unit of a Tier-1 Israeli-based global defense company.

Subsequent to June 30, 2026, we continued to expand commercial adoption of DefendAir. In July 2026, we received a purchase order valued at more than $1 million from a U.S.-based customer, secured a follow-on order for an operational system protecting high-value assets and critical infrastructure, and received a net pod order from a third business unit of a Tier-1 Israeli-based global defense company. In August 2026, we received an initial DefendAir order from a Tier-1 European defense manufacturer for integration into an autonomous counter-UAS platform. Additionally, in August 2026, we announced that we received our first order, including DefendAir net launchers, Net Pods and a dedicated on-site training program to be delivered by our personnel, from a U.S. government entity, representing our first sale of DefendAir to a U.S. federal customer.

Recent Offerings

Registered Direct Offering – January 5 2026

On January 5, 2026, we closed a registered direct offering, or the First January 2026 RDO, with investors for the purchase and sale of (i) 850,000 of our ordinary shares and (ii) pre-funded warrants to purchase up to 650,000 ordinary shares at a purchase price of $1 per ordinary share and $0.09999 per pre-funded warrant. The pre-funded warrants were immediately exercisable at an exercise price of $0.00001 per ordinary share, subject to adjustment as set forth therein, and will not expire until exercised in full. The aggregate gross proceeds from the First January 2026 RDO were approximately $1.5 million.

As of the date hereof, 650,000 pre-funded warrants issued in the First January 2026 RDO have been exercised in full into 650,000 ordinary shares. In connection with the First January 2026 RDO, we paid an aggregate of $100,000 in financial advisory fees.

Registered Direct Offering – January 12 2026

On January 12, 2026, we closed a registered direct offering, or the Second January 2026 RDO, with investors for the purchase and sale of (i)1,000,000 of our ordinary shares and (ii) pre-funded warrants to purchase up to 1,000,000 ordinary shares at a purchase price of $1 per ordinary share and $0.09999 per pre-funded warrant. The pre-funded warrants were immediately exercisable at an exercise price of $0.00001 per ordinary share, subject to adjustment as set forth therein, and will not expire until exercised in full. The aggregate gross proceeds from the Second January 2026 RDO were approximately $2.0 million.

As of the date hereof, 1,000,000 pre-funded warrants issued in the Second January 2026 RDO have been exercised in full into 1,000,000 ordinary shares. In connection with the Second January 2026 RDO, we paid an aggregate of $100,000 in financial advisory fees.

Registered Direct Offering – March 2026

On March 24, 2026, we closed a registered direct offering, or the March 2026 RDO, with investors for the purchase and sale of (i) 1,208,333 of our ordinary shares and (ii) pre-funded warrants to purchase up to 4,125,000 ordinary shares at a purchase price of $0.75 per ordinary share and $0.74999 per pre-funded warrant. The pre-funded warrants are immediately exercisable at an exercise price of $0.00001 per ordinary share, subject to adjustment as set forth therein, and will not expire until exercised in full. The aggregate gross proceeds to us from the March 2026 RDO were approximately $4.0 million.

As of the date hereof, pre-funded warrants to purchase 4,125,000 ordinary shares issued in the March 2026 RDO have been exercised in full on a cashless basis into 4,124,949 ordinary shares. In connection with the March 2026 RDO, we paid an aggregate of $280,000 in placement agent fees and reimbursed the placement agent’s actual out-of-pocket expenses up to $50,000.

Impact of the War in Israel

In October 2023, Israel was attacked by a terrorist organization and entered a state of war on several fronts.  In June 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran, aimed at disrupting Iran’s capacity to coordinate or launch further hostilities against Israel, as well as to degrade its nuclear program. In response, Iran launched multiple waves of drones and ballistic missiles at Israeli cities. While most of these attacks were intercepted, several caused civilian casualties and damage to infrastructure. While a ceasefire was reached between Israel and Iran in June 2025 after 12 days of hostilities, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran’s capacity to conduct or support hostile operations against them. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and also launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. Although the United States and Iran have announced ceasefire and de-escalation arrangements from time to time, including a memorandum of understanding entered into on June 17, 2026 that contemplates the termination of military operations on multiple fronts, hostilities have resumed and may continue or escalate. A broader regional conflict involving additional state and non-state actors remains a significant risk. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. However, the intensity and duration of the current security situation in Israel is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general.

We are closely monitoring the developments of this war. See “Item 3.D Risk Factors— Risks Related to Our Incorporation, Location and Operations in Israel– Our headquarters, research and development and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel including the recent war with Hamas and other terrorist organizations from the Gaza Strip.” in the Annual Report for additional information.

Components of Operating Results

Sales

Revenue is recognized when (or as) control of the promised goods or services is transferred to the customer, and in an amount that reflects the consideration the Company is contractually due in exchange for those services or goods. The Company follows five steps to record revenue: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies its performance obligations.

Performance obligations are satisfied over time if one of the following criteria is met: (a) the customer simultaneously receives and consumes the benefits provided by the Company’s performance; (b) the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (c) the Company’s performance does not create an asset with an alternative use for the Company and the Company has an enforceable right to payment for performance completed to date. If a performance obligation is not satisfied over time, a Company satisfies the performance obligation at a point in time.

The Company’s revenues consist mainly of sales of drone safety systems and counter-UAS net-launching platforms (“products”) with a one-year warranty, directly to system manufactures, resellers and an online store.

The Company recognizes revenue from the sale of products at the point of time when control is transferred to its customers. Once the products have been physically delivered to the agreed location, the Company no longer has physical possession but has a present right to receive payment without retaining any significant risks or benefits.

The products include warranties that require the Company to either replace or repair defective products during the warranty period if the products fail to comply with their described specifications. Such warranties are not accounted for as separate performance obligations and hence no revenue is allocated to them. Instead, a provision is made for the costs of satisfying the warranties.

The Company assesses the performance obligations in its contracts. Contracts consisting of supply of products and/or design services were identified as having a single performance obligation that is satisfied once the product is delivered to the customer

Revenues from development and customization contracts in which the performance obligation is satisfied over time are recognized over the duration of contract and commensurate with the progress of services. The Company measures the progress of services using the input method, based on the effort expended relative to the estimated total effort to satisfy the performance obligation.

Cost of Sales

Cost of sales consists primarily of expenses related to the purchase of materials of products sold, salary and related. It also consists of write down charges of obsolete inventory items, warranty on product sold and royalties to the Israel Innovation Authority (“IIA”) on sales.

The Government of Israel, through the IIA, encourages research and development projects by providing grants. We may receive grants from the IIA at the rates that range from 20% to 50% of the research and development expenses, as prescribed by the research committee of the IIA. Our research and development efforts relating to our product have been financed in part through royalty-bearing grants in an aggregate amount of approximately $738,000 received from the IIA, as of June 30, 2026, none of which were received during the six months ended June 30, 2026. As of the same date, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of approximately $575,000. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 3.5% on sales proceeds from our products that were developed in whole or in part using these IIA grants. For information regarding our obligations in connection with the grants received from the IIA under the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, see “Government Grants and Related Royalties” below.

Operating expenses

Our current operating expenses consist of three components: (i) research and development expenses; (ii) sales and marketing expenses and (iii) general and administrative expenses. Labor costs are the most significant component of operating expenses and consist of salaries including benefits.

Research and development expenses

Research and development expenses consist primarily of labor costs, subcontractors, advisors, material and costs associated with patent-related expenses. Costs are expensed as they are incurred.

We anticipate that our research and development expenses will increase in the future as we increase our development headcount and infrastructure to support our continued research and development programs and the potential commercialization of our products.

Sales and marketing expenses

Sales and marketing expenses consist primarily of labor costs and consultants.

General and administrative expenses

General and administrative expenses consist primarily of labor costs, professional service fees and facilities.

As a public company whose ordinary shares are listed in the United States, we incur significant expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, director compensation, and other costs associated with being a public company.

Finance income and expenses

Finance income consists of interest received on short term deposits and finance expenses consist of changes in fair value of derivative warrant liability, and other finance expenses and income which mainly included currency exchange rate differences and bank charges.

Income Taxes

We have yet to generate taxable income in Israel. As of June 30, 2026, our net operating loss carry forwards for tax purposes were approximately $37.4 million. We anticipate that we will continue to generate losses for the foreseeable future and that we will be able to carry forward these losses for tax purposes indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Comparison of the Six Months Ended June 30, 2026 to the Six Months Ended June 30, 2025

Results of Operations

	Six months ended June 30,
(in USD, except share and per share data)	2026	2025
Statements of Operations Data:
Sales	1,057,210	357,979
Cost of sales	(676,834)	(431,888)
Gross profit	380,376	(73,909)
Research and development expenses	(962,705)	(1,155,436)
Sales and marketing expenses	(1,078,616)	(752,420)
General and administrative expenses	(2,346,778)	(1,670,513)
Operating loss	(4,007,723)	(3,652,278)
Change in fair value of derivative warrant liabilities	(526,930)	(1,253,042)
Other finance income, net	198,818	103,281
Net loss and comprehensive loss	(4,335,835)	(2,295,955)
Basic and diluted loss per share	(0.17)	(0.14)
Weighted average number of shares outstanding used in computing basic and diluted loss per share	24,915,975	16,018,334

Sales

Sales increased by $699,231, or 195.3%, to $1,057,210 for the six months ended June 30, 2026, compared to $357,979 for the six months ended June 30, 2025. This increase was mainly attributed to the company shifting towards sales of newly developed products, mainly in the defense sector, and original equipment manufacturer integrations in the commercial market that contributed to a higher volume of sales.

Cost of sales

Cost of sales increased by $244,946, or 56.7%, to $676,834 for the six months ended June 30, 2026, compared to $431,888 for the six months ended June 30, 2025. The increase was mainly due to the increase of sold units and improved gross margin during the six months ended June 30, 2026.

Gross Profit

Gross profit (revenue less costs of sales) increased by $454,285 to $380,376 for the six months ended June 30, 2026, compared to $(73,909) for the six months ended June 30, 2025. Gross margin was 36% for the six months ended June 30, 2026, an increase of 56.6 % from a negative gross margin of 20.6% for the six months ended June 30, 2025. This increase in gross margin resulted primarily from the growth in revenue from new sales generated in the defense sector at a rate that exceeded the increase in cost of sales, reflecting improved operating leverage and a more favorable cost structure.

Research and Development Expenses

Research and development expenses decreased by $192,732, or 16.7%, to $962,704 for the six months ended June 30, 2026, compared to $1,155,436 for the six months ended June 30, 2025. The decrease resulted mainly from labor costs due to the decreased number of employees and consultants’ costs in the amount of $116,596.

Selling and marketing expenses

Our selling and marketing expenses increased by $321,196, or 43.4%, to $1,078,616 for the six months ended June 30, 2026, compared to $752,420 for the six months ended June 30, 2025. The increase resulted mainly from labor costs of $228,133 and by an increase in travel and conferences participation costs of $92,232.

General and administrative expenses

Our general and administrative expenses increased by $676,265, or 40.5%, to $2,346,778 for the six months ended June 30, 2026, compared to $1,670,513 for the six months ended June 30, 2025. The increase resulted mainly from labor cost of $113,866, directors fess $141,988 and non-cash expenses of $320,946 related to grants pursuant to our equity incentive plan.

Change in fair value of derivative warrant liabilities

In connection with our private placement in October 2023, we issued warrants that are classified as liabilities and were measured at fair value upon issuance and revalued as of June 30, 2026. Non-cash expenses of $526,930 were recorded as the change in fair value for the six months ended June 30, 2026, reflecting the change in the fair value of the outstanding warrants during the period.

Other finance income, net

Other finance income, net for the six months ended June 30, 2026, was $198,818 out of which $156,620 was interest income on short term deposits and $47, was foreign exchange income related to the remeasurement of a NIS-denominated lease asset, partly offset by bank fees and other non-cash expenses of $5,276, compared to finance income, net of $103,281 for the six months ended June 30, 2025, out of which $127,596 was interest income on short term deposits, partly offset by bank fees and other non-cash expenses of $24,315.

Net loss and comprehensive loss

Net loss and comprehensive loss increased by $2,039,880, or 88.8%, to $4,335,835 for the six months ended June 30, 2026, compared to a net loss of $2,295,955 for the six months ended June 30, 2025. The increase was primarily attributable to an unfavourable year-over-year change in the fair value of derivative warrant liabilities, from income of $1,253,042 in the prior-year period to an expense of $526,930 in the current period, as well as a $317,240 increase in expenses related to grants under the Company’s equity incentive plan, from $511,818 in the prior-year period to $829,058 in the current period.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date(s) of the financial statements and the reported amounts of revenues and expenses during the reporting period(s). A comprehensive discussion of our critical accounting policies is disclosed in our Annual Report, as well as our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2025, included elsewhere in this Report Form 6-K.

Liquidity and Capital Resources.

Overview

We are in our early commercialization stage and do not generate significant revenue in this stage. Therefore, we have suffered recurring losses from operations and negative cash flows from operations since inception. Our operations have been funded substantially through issuances of our equity securities in public and private offerings, including in our initial public offering in July 2023, our private placement in October 2023, our registered direct offerings in February 2025, August 2025, January 2026 and March 2026, loans from related parties, SAFEs and government grants for research and development projects received from the IIA. Considering the above, management expects that it will require additional financing in the future to fund its operations until it has generated significant revenues. As of June 30, 2026, we had approximately $7.8 million in cash, cash equivalents and short-term deposits.

We expect that our existing cash and cash equivalents as of June 30, 2026, together with anticipated revenue from existing customers pursuant to existing purchase orders, as well as projected revenue from new customers, will be sufficient to fund our current operations and satisfy our obligations for the next twelve months.

Our main expense over this period will be hiring more employees and other expenses associated with being a public company. We intend to evaluate our expenses during this period to determine whether we will need additional financing.

We expect that we will require additional capital to develop our next generation flight computer including algorithm optimization, artificial intelligence layer development and optical sensors input integration, as well as to commercialize our new product. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	our ability to market and sell our products and to generate revenues;

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through debt or equity financings, through the utilization of our current financial resources and sales of our products. We cannot be certain that additional funding will be available to us when needed, on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for commercialization efforts with respect to our products.

The table below presents our cash flows for the periods indicated:

	Six months ended June 30,
(in USD)	2026	2025

Operating activities	(2,950,112)	(3,069,751)

Investing activities	(3,540,891)	(2,529,181)

Financing activities	6,588,577	3,791,288

Net increase (decrease) in cash and cash equivalents	90,574	(1,813,284)

Operating Activities

Net cash used in operating activities during the six months ended June 30, 2026 was $2,950,112. Net cash used in operating activities during the six months ended June 30, 2025 was $3,069,751. The level of cash used in operating activities remained generally consistent between periods.

Investing Activities

Net cash used in investing activities increased by $1,011,710 to $3,540,891 for the six months ended June 30, 2026, compared to $2,529,181 for six months ended June 30, 2025. With respect to the increase, $1,029,529 was invested in short term bank deposits partially offset by $15,202 which was used to purchase computers, general equipment and office equipment and $2,617 which was used to increase existing long-term restricted deposit, pledged as security in respect of guarantees granted by the bank to the Company’s landlords pursuant to the Company’s new lease agreement for its corporate offices and headquarters.

Financing Activities

Net cash provided by financing activities during the six months ended June 30, 2026 was $6,588,577, which consisted of funds received from issuance of ordinary shares and pre-funded warrants, net of issuance costs in registered direct offerings completed in January 2026 and March 2026, in an aggregate amount net of issuance costs of $6,588,577. Net cash provided by financing activities during the six months ended June 30, 2025 was $3,791,288, which consisted of funds received from issuance of ordinary shares and pre-funded warrants, net of issuance costs in registered direct offering completed in February 2025, in an aggregate amount net of issuance costs of $2,532,495 and proceeds from exercise of series A warrants of $1,258,793 issued in our private placement in October 2023.

Government Grants and Related Royalties

We have developed drone safety systems, at least in part, with funds from IIA grants, and, accordingly, we would be obligated to pay these royalties on sales of the aforementioned products. Below is a description of our obligations in connection with the grants received from the IIA under the Research Law:

Local Manufacturing Obligation

As long as the manufacturing of our product candidates takes place in Israel and no technology funded with IIA grants is sold or out licensed to a non-Israeli entity, the maximum aggregate royalties paid would generally be up to the total amount of grants received, linked to the U.S. dollar and bearing interest. Until December 31, 2023, the interest was calculated at a rate based on an annual application of the LIBOR, applicable to U.S. dollar deposits, however, pursuant to the latest IIA regulations, as of January 31, 2024, IIA grants received after June 30, 2017, shall bear interest calculated at a rate based on an annual application of the SOFR, or at an alternative rate published by the Bank of Israel, plus approximately 0.72%.

We believe that this change would not have material impact on our results or our financial position.

Further, when a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

Under the terms of the Research Law, the products may be manufactured outside of Israel by us or by another entity only if prior approval is received from the IIA (such approval is not required for the transfer of up to 10% of the manufacturing capacity in the aggregate, in which case a notice must be provided to the IIA and not be objected to by the IIA within 30 days of such notice).

Know-How Transfer Limitation

The Research Law restricts the ability to transfer know-how funded by the IIA outside of Israel. Transfer of IIA funded know-how outside of Israel requires prior approval of the IIA and may be subject to payments to the IIA, calculated according to formulae provided under the Research Law. The redemption fee is subject to a cap of six times the total amount of the IIA grants, plus interest accrued thereon (i.e. the total liability to the IIA, including accrued interest, multiplied by six). If we wish to transfer IIA funded know-how, the terms for approval will be determined according to the nature of the transaction and the consideration paid to us in connection with such transfer.

Approval of transfer of IIA funded know-how to another Israeli company may be granted only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and manufacturing rights outside of Israel.

Change of Control

Any non-Israeli citizen, resident or entity that, among other things, (i) becomes a holder of 5% or more of our share capital or voting rights, (ii) is entitled to appoint our directors or our chief executive officer or (iii) serves as one of our directors or as our chief executive officer (including holders of 25% or more of the voting power, equity or the right to nominate directors in such direct holder, if applicable) is required to notify the IIA and undertake to comply with the rules and regulations applicable to the grant programs of the IIA, including the restrictions on transfer described above.

Approval to manufacture products outside of Israel or consent to the transfer of IIA funded know-how, if requested, is within the discretion of the IIA. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer IIA funded know-how or manufacturing out of Israel.

The consideration available to our shareholders in a future transaction involving the transfer outside of Israel of know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.